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                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.   20549





                                    FORM 11-K/A-2




             (Mark One)
                   X       Annual Report Pursuant to Section 15(d) of the

            Securities Exchange Act of 1934

                      For the fiscal year ended August 31, 1997 or

                      Transition Report Pursuant to Section 15(d) of the
            Securities Exchange Act of 1934

                      For the transition period from           to




                          Commission file number:  33-33305


                             DEKALB Genetics Corporation
                             Savings and Investment Plan
                              (Full title of the plan)

                             DEKALB GENETICS CORPORATION
                                 3100 Sycamore Road
                               DeKalb, Illinois  60115
             (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        DEKALB Genetics Corporation

                                                       (Registrant)

                                        By:Thomas R. Rauman
                                                           ---------

                                           Thomas R. Rauman
                                           Vice President, Finance
                                                  & CFO
            Date:  March 6, 1998

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                                      DEKALB GENETICS CORPORATION SAVINGS AND INVESTMENT PLAN


                                     ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                       AS OF AUGUST 31, 1997
                                    (EMPLOYER IDENTIFICATION NUMBER 36-3586793, PLAN NUMBER 002)
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                                       DESCRIPTION OF INVESTMENT,
                                        INCLUDING MATURITY DATE,
  IDENTITY OF ISSUE, BORROWER,        RATE OF INTEREST, COLLATERAL
     LESSOR OR SIMILAR PARTY              PAR OR MATURITY VALUE              COST          MARKET




*DEKALB Genetics Corp.              Common stock, 333,766 shares       $  2,881,753     $
                                                                                        13,100,316


Common Stock-
 AMP Incorporated                   Common stock, 35,000 shares        1,274,454        1,750,000
 Anheuser Busch                     Common stock, 29,000 shares        1,276,735        1,236,125
 Boeing Company                     Common stock, 10,000 shares          188,474         545,000
 Bristol Meyers & Co. Squibb
   Company                          Common stock, 16,000 shares          814,467        1,216,000
 Burlington Resources, Inc.         Common stock, 56,000 shares        2,282,636        2,838,528
 Corning, Incorporated              Common stock, 15,000 shares          365,574         793,125
 Dana Corporation                   Common stock, 33,000 shares        1,028,290        1,520,079
 Dover Corp.                        Common stock, 40,000 shares        1,016,494        2,762,520
 Eastman Chemical Company           Common stock, 15,000 shares          997,225         897,195
 Eaton Corporation                  Common stock, 13,000 shares          709,424        1,170,819
 Exel Limited                       Common stock, 28,000 shares          583,167        1,536,500
 Exxon Corp.                        Common stock, 32,000 shares          842,497        1,958,016
 Flour Corporation                  Common stock, 24,600 shares        1,292,905        1,380,675
 Genuine Parts Co.                  Common stock, 60,000 shares        1,328,568        1,852,500
 General Signal Corp.               Common stock, 14,000 shares          560,696         607,250
 Grainger WW Incorporated           Common stock, 18,000 shares        1,104,665        1,598,634
 Hasbro Incorporated                Common stock, 59,000 shares        1,413,706        1,585,625
 Hercules Incorporated              Common stock, 20,000 shares          813,601        1,033,760
 Int'l Flavor & Frangrances         Common stock, 16,000 shares          769,496         818,000
 International Business Machines
                                       DESCRIPTION OF INVESTMENT,
                                        INCLUDING MATURITY DATE,
  IDENTITY OF ISSUE, BORROWER,        RATE OF INTEREST, COLLATERAL
     LESSOR OR SIMILAR PARTY              PAR OR MATURITY VALUE              COST          MARKET

   Corp.                            Common stock, 18,000 shares          990,740        1,824,750
 Marsh & McLennan Co's Inc.         Common stock, 38,000 shares        1,406,182        2,593,500
 MBIA Inc.                          Common stock, 13,000 shares          782,990        1,472,250
 McGraw-Hill Companies, Inc.        Common stock, 31,000 shares        1,283,107        1,900,703
 National Service Industries        Common stock, 15,000 shares          583,896         663,750
 Pall Corporation                   Common stock, 43,000 shares        1,035,635        1,018,584
 Pitney Bowes, Inc.                 Common stock, 20,000 shares          906,361        1,527,500
 Pfizer, Inc.                       Common stock, 3,408 shares            55,806         188,933
 Raytheon Company                   Common stock, 35,000 shares          874,652        1,925,000
Common Stock (continued)-
 Royal Dutch Petroleum Co. N.Y.     Common stock, 48,000 shares        $       980,628  $
                                                                                        2,436,000
 Rubbermaid Incorported             Common stock, 55,000 shares        1,290,423        1,375,000
 Schering-Plough Corp.              Common stock, 25,000 shares          395,886        1,200,000
 Service Corp. International        Common stock, 48,900 shares        1,115,673        1,564,800
 Sherwin Williams Co.               Common stock, 77,000 shares        1,468,148        2,112,726
 State Street Boston Corporation    Common stock, 33,000 shares          548,287        1,645,875
 UST Incorporated                   Common stock, 34,000 shares          965,579         981,750
 Wachovia Corporation               Common stock, 15,000 shares          540,403         933,750
 Whitman Corporation                Common stock, 69,000 shares        1,293,479        1,694,847
 Xerox Corporation                  Common stock, 29,000 shares        1,393,853        2,189,500

                                      Total Common Stock               36,574,802       56,349,569

Harris Trust & Savings Bank
      Mutual Funds-
   *Common Stock Fund               Common stock, 879,421 shares       9,375,669        22,932,664
   *Small Capital Value Fund        Common stock, 86,570 shares        2,449,438        2,929,524
   *Convertible Funds               Common stock, 57,299 shares        1,670,962        1,822,684
                                       DESCRIPTION OF INVESTMENT,
                                        INCLUDING MATURITY DATE,
  IDENTITY OF ISSUE, BORROWER,        RATE OF INTEREST, COLLATERAL
     LESSOR OR SIMILAR PARTY              PAR OR MATURITY VALUE              COST          MARKET

   *International Fund              Common stock, 98,283 shares        1,602,779        1,546,980
   *Enhanced Liquidity Fund         Common Trust Fund, 261,648         5,425,592        5,316,998
                                      shares
   *Marketable Bond Fund            Common Trust Fund, 615,743         12,844,707       13,796,505
                                      shares
   *Short-term Investment Fund      Money Market                       17,173,405       17,173,405


                                      Total Collective Investment      50,542,552       65,518,760
                                             Funds

U.S. Treasury bonds and notes:
 U.S. Treasury note                 $300,000 par, 8.25%, due 5/15/05     278,063         314,532
 U.S. Treasury note                 $200,000 par, 8,875%, due            195,000         208,156
                                      2/15/99
 U.S. Treasury note                 $50,000 par, 8.875%, due              50,500          50,313
                                      11/15/97
 U.S. Treasury note                 $200,000 par, 8.5%, due 2/15/00      227,250         210,968
 U.S. Treasury note                 $400,000 par, 7.5%, due 5/15/02      401,125         420,500
 U.S. Treasury note                 $500,000 par, 5.875%, due            483,516         488,905
                                      2/15/04
 U.S. Treasury bond                 $400,000 par, 7.625%, due            403,812         418,124
                                      2/15/07
 U.S. Treasury bond                 $400,000 par, 9.375%, due            406,069         477,376
                                      2/15/06
 U.S. Treasury bond                 $300,000 par, 7.75%, due 2/15/01     309,703         314,718


                                      Total U.S. Treasury bonds &      2,755,038        2,903,592
                                       DESCRIPTION OF INVESTMENT,
                                        INCLUDING MATURITY DATE,
  IDENTITY OF ISSUE, BORROWER,        RATE OF INTEREST, COLLATERAL
     LESSOR OR SIMILAR PARTY              PAR OR MATURITY VALUE              COST          MARKET

                                             notes

Aetna                               Participant Accumulation Fund
                                      #DC-13591                        12,360,445       12,360,445

Plan participants                   Participant loans, with interest
                                      rates from 7% to 12.5%                   0        1,012,920




                                                                       $105,114,590     $151,245,602



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                                                         Party in interest.